Exhibit 99.2

Amaya Shareholders Approve Resolutions at Shareholder Meeting

Montreal, Canada - June 21, 2017 - Amaya Inc. (NASDAQ: AYA; TSX: AYA) is pleased to announce that all resolutions considered at today’s 2017 annual and special meeting of shareholders were approved by its shareholders.

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were as follows:

•	All director nominees, each of whom is independent, were duly elected or re-elected to Amaya’s board of directors:

	For		Withheld
Name	Number	%	Number	%
Divyesh (Dave) Gadhia	75,700,767	99.98%	14,909	0.02%
Harlan Goodson	75,712,616	99.97%	19,660	0.03%
Alfred F. Hurley, Jr.	75,716,353	99.98%	15,923	0.02%
David Lazzarato	75,699,654	99.98%	16,022	0.02%
Peter E. Murphy	75,724,151	99.99%	8,125	0.01%
Mary Turner	75,681,252	99.93%	51,024	0.07%

Each director will serve until Amaya’s next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office. Following the meeting, the Board re-appointed Mr. Gadhia as Chairman of the Board. Messrs. Lazzarato, Hurley and Murphy and Ms. Turner will serve as members of the Audit Committee of the Board, with Mr. Hurley currently expected to continue to serve on the Audit Committee through December 2017. Messrs. Hurley, Gadhia and Goodson will remain as members of the Corporate Governance, Nominating and Compensation Committee of the Board. Mr. Lazzarato will continue to chair the Audit Committee and Mr. Hurley will continue to chair the Corporate Governance, Nominating and Compensation Committee.

•	Deloitte LLP, London, England was re-appointed as independent, external auditor of Amaya for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

•	The proposed corporate name change to “The Stars Group Inc.” and continuance under the Business Corporations Act (Ontario) pursuant to which Amaya will become an Ontario corporation, inclusive of the adoption of the articles of continuance and the new by-laws of Amaya under such act, were each approved. Amaya currently expects that the name change, continuance, and previously announced head office move to Toronto will be completed by the end of August 2017.

The resolutions voted on at the meeting are described in more detail in Amaya’s Management Information Circular, dated May 21, 2017, which was mailed to shareholders of Amaya and is available on SEDAR at www.sedar.com and Edgar at www.sec.gov. The full report of voting results has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 111 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the completion of the corporate name change, continuance and head office relocation. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, certain expectations related to the completion of the corporate name change, continuance and head office relocation, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three months ended March 31, 2017, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Service as a director on the Board of Directors of Amaya may be subject to gaming or other legal and regulatory approval.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com.

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.